

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2025

Jacob Suen
Chief Executive Officer
AIRGAIN INC
3611 Valley Centre Drive
Suite 150
San Diego, CA 92130

      Re: AIRGAIN INC
           Registration Statement on Form S-3
           Filed May 7, 2025
           File No. 333-287047

Dear Jacob Suen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kristin Baldwin at 202-551-7172 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing